

July 18, 2013

Via E-mail
Adam Ramsay
Legal Director
Edwards Group Limited
Manor Royal
Crawley
West Sussex, United Kingdom
RH10 9LW

> **Re: Edwards Group Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 23, 2013**
> **File No. 001-35548**

Dear Mr. Ramsay:

We have reviewed your letter dated July 12, 2013 and related filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Consolidated Income Statement, page F-2

1. We note your response to prior comment 2. Please confirm to us that in future filings you will combine share based compensation expenses with the correlating line items presented by function of expense, consistent with the methodology you elected under paragraph 103 of IAS 1.

You may contact Kristen Lochhead at (202) 551-3664, Gary Todd at (202) 551-3605 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief